Exhibit 1.02

Conflict Minerals Report of Honda Motor Co., Ltd. in accordance with Rule 13p-1 under the

Securities Exchange Act of 1934

I.	Introduction

This Conflict Minerals Report for Honda Motor Co., Ltd. (together with its consolidated subsidiaries and equity method affiliates, “Honda,” “we,” or “our”) is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) for the reporting period from January 1 to December 31, 2013.

Honda develops, produces, and manufactures a variety of motor products, including motorcycle, automobile and power products. Honda has determined that “conflict minerals,” as defined in Form SD (also referred to herein as “3TG”), are necessary to the functionality or production of the majority of the motorcycle, automobile and power products manufactured by Honda or contracted by Honda to be manufactured, on or after January 31, 2013.

Honda relies on our direct suppliers to provide information about the origin of any 3TG contained in components and materials supplied to us, including for components and materials that are supplied to us indirectly from lower tier suppliers. It is difficult for us to identify upstream actors from our direct suppliers because of our size, the complexity of our products, and the depth, breadth and constant evolution of our supply chain. Accordingly, we participate in a number of industry-wide initiatives as described in various sections below.

Following our reasonable country of origin inquiry (“RCOI”), as required by Item 1.01(c) of Form SD, Honda did not obtain knowledge that any conflict minerals used in our products originated in the Democratic Republic of the Congo (the “DRC”) or an adjoining country and are not from recycled or scrap sources, but we had reason to believe that conflict minerals used in our products may have originated in the DRC or an adjoining country and reason to believe that they may not be from recycled or scrap sources. Accordingly, as required by Item 1.01(c) of Form SD, Honda conducted due diligence on the source and chain of custody of the conflict minerals provided to us by suppliers and used in our products for the reporting period from January 1 to December 31, 2013. The result of our due diligence process was that we were not able to obtain adequate information from the direct suppliers in our supply chain to be able to make any conclusive determinations as to the source of such conflict minerals.

II.	Description of Products

Honda develops, produces, and manufactures a variety of motor products, including motorcycle, automobile, and power products. Honda’s motorcycle products range from the 50 cc class to the 1800 cc class in cylinder displacement and use internal combustion engines developed by Honda that are air- or water-cooled, four-cycle, and single, two, four or six-cylinder. Honda’s motorcycle line consists of sports (including trial and moto-cross racing), business and commuter models. Honda also produces all-terrain vehicles and multi utility vehicles. Honda’s automobile products use gasoline engines of three, four or six-cylinder, diesel engines, gasoline-electric hybrid systems and gasoline-electric plug-in hybrid systems. Honda also offers alternative fuel-powered vehicles such as natural gas, ethanol, electric and fuel cell vehicles. Honda’s power products include tillers, portable generators, general-purpose engines, grass cutters, outboard marine engines, water pumps, snow throwers, power carriers, power sprayers, lawn mowers and lawn tractors (riding lawn mowers).

III.	Due Diligence

A.	Design of Due Diligence

Our conflict minerals due diligence measures have been designed to conform with the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”), an internationally recognized due diligence framework, as applicable for tin, tantalum, tungsten, gold and “downstream companies” as the term is defined in the OECD Guidance, in all material respects. As provided in more detail below, we exercised due diligence measures to (i) establish strong company management systems, (ii) identify and assess risks in the supply chain, (iii) design and implement a strategy to respond to identified risks, (iv) carry out independent third-party audit of supply chain due diligence at identified points in the supply chain, and (v) report annually on supply chain due diligence.

B.	Due Diligence Measures Performed

(i)	Establish strong company management systems:

a.	Honda has adopted a company conflict minerals policy, and this policy has been communicated to our suppliers and other stakeholders. Honda’s conflict minerals policy is publicly available on the Honda website.

b.	Honda established an internal committee for conflict minerals, comprised of individuals from various areas within the company, to enforce the process of the supply chain due diligence. This committee includes operating officers and directors.

c.	Honda has formed regional working groups in order to conduct the due diligence process in each region where Honda is operating its business. Honda manages its business by region, such as North America, South America, Europe, Asia Pacific, and China, as well as Japan. Based on this geographical segmentation, Honda allocates the responsibility to conduct the due diligence procedures to each of these regional working groups, and their activities are periodically reported to and monitored by the internal committee for conflict minerals.

d.	The due diligence procedures are documented in the company’s internal guideline, and such procedures have been communicated throughout the Honda group companies.

e.	Honda’s policy regarding conflict minerals has been communicated to our suppliers through supplier meetings. The procedures of our RCOI survey were also explained in the supplier meetings, and suppliers were requested to cooperate with our effort to identify the source of the necessary conflict minerals.

(ii)	Identify and assess risks in the supply chain:

a.	Among Honda’s consolidated subsidiaries and equity method affiliates, we identified the entities which manufactured products delivered to markets. Then, we requested the direct suppliers from which those entities procured any materials, parts, or equipment to respond to the RCOI survey.

b.	For the RCOI survey, we adopted the Conflict Minerals Reporting Template published by the Conflict-Free Sourcing Initiative (“CFSI”) (formally known as EICC/GeSI template), and sent the templates to the identified direct suppliers.

c.	We reviewed the responses from the direct suppliers and identified, to the best of our ability, some, but not all, of the smelters and refiners in our supply chains. We leveraged the Conflict-Free Smelter Program (“CFSP”) initiated by the CFSI to verify whether or not those smelters and refiners were conflict-free smelters and refiners.

(iii)	Design and implement a strategy to respond to identified risks:

a.	Each regional working group has implemented relevant actions to mitigate the risks in the supply chains, including:

-	Following up with direct suppliers who did not respond to the RCOI survey.

-	Reviewing the collected responses and inquiring about any discrepancies in the answers provided.

-	Categorizing the direct suppliers into several groups based on the RCOI survey results and potential risks.

b.	The status of the RCOI survey and due diligence has been reported to the internal committee for conflict minerals. The internal committee has confirmed the status of the due diligence and, as necessary, considered actions to mitigate the supply chain risks identified.

(iv)	Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain:

a.	Honda supports the CFSP through our membership in the Japan Automobile Manufacturers Association, Inc. (“JAMA”), as well as the Automotive Industry Action Group (“AIAG”), and active support in the Conflict Free Sourcing Working Group in the Japan Auto Parts Industrial Association (“JAPIA”). These industry groups have accumulated industry-wide knowledge on conflict minerals’ supply chains, and share such knowledge with the CFSI, EICC/GeSI, and OECD.

b.	One of Honda’s subsidiaries in the U.S., Honda North America, Inc., has joined CFSI as a company that is a member of a CFSI partner association, AIAG. We support independent third-party audits of conflict minerals smelters and refiners through our participation in the CFSI.

(v)	Report annually on supply chain due diligence:

a.	This Conflict Minerals Report is available on our website (http://world.honda.com/investors/library/) to disclose the description of the measures taken to determine the source and chain of custody of any of the necessary conflict minerals contained in our products, as well as the results of our due diligence.

C.	Risk Mitigation Steps Honda Will Take

The due diligence process discussed above is an ongoing process. Honda has taken and will continue to take the following actions to improve the due diligence conducted to further mitigate any risk that necessary conflict minerals in our products could benefit or finance armed groups in the DRC or its adjoining countries.

a.	Honda will continue to work with any relevant industry groups, including JAMA, JAPIA and AIAG, to define and improve best practices and build leverage over the supply chain in accordance with the OECD guidance.

b.	Honda will continue to engage with its direct suppliers and direct them to obtain responses from all lower tier suppliers subject to the RCOI survey, and to improve the content of the RCOI survey responses.

IV.	Due Diligence Results

A.	Facilities used to process the necessary conflict minerals

During the course of our due diligence on the source and chain of custody of the necessary conflict minerals, we have collected information on some, but not all, of our smelters and refiners. Among those smelters and refiners, we found some of them processed minerals sourced in the DRC or its adjoining countries. However, through our due diligence, we were unable to obtain sufficient information to determine whether those conflict minerals were from mines which benefited or financed any armed groups.

B.	Countries of origin of the necessary conflict minerals

Because sufficient information to identify a portion of the smelters/refiners and the countries of origin of conflict minerals was not provided by our suppliers, we are unable to determine the country of origin.

C.	Efforts to determine the conflict minerals’ mines or locations of origin

Through our participation in CFSI and by requesting our suppliers to complete the RCOI survey, we have determined that seeking information about the conflict minerals smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the necessary conflict minerals contained in our supply chains.

V.	Independent Audit

In accordance with the requirements of Rule 13p-1 and applicable guidance from the SEC staff, Honda is not required to obtain an independent private sector audit of this Conflict Minerals Report for the year ended December 31, 2013.